Filed Pursuant to Rule 433
Registration No. 333-226056-02

Florida Power & Light Company

Pricing Term Sheet

March 24, 2020

Issuer:	Florida Power & Light Company
Designation:	First Mortgage Bonds, 2.85% Series due April 1, 2025
Registration Format:	SEC Registered
Principal Amount:	$1,100,000,000
Date of Maturity:	April 1, 2025
Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, beginning October 1, 2020
Coupon Rate:	2.85%
Price to Public:	99.898% of the principal amount thereof
Benchmark Treasury:	1.125% due February 28, 2025
Benchmark Treasury Yield:	0.497%
Spread to Benchmark
Treasury Yield:	237.5 basis points
Reoffer Yield:	2.872%
Trade Date:	March 24, 2020
Settlement Date:*	March 27, 2020 (T+3)
Redemption:	Redeemable at any time prior to March 1, 2025, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 40 basis points; and redeemable at any time on or after March 1, 2025, at 100% of the principal amount plus any accrued and unpaid interest.
CUSIP / ISIN Number:	341081 FZ5 / US341081FZ53

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Aa2” (stable)
S&P Global Ratings	“A+” (stable)
Fitch Ratings, Inc.	“AA-” (stable)

Joint Book-Running Managers:

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Junior Co-Managers:

Drexel Hamilton, LLC

Guzman & Company

_________________________

*	It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about March 27, 2020, which will be the third business day following the date of pricing of the First Mortgage Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the First Mortgage Bonds initially will settle in T+3, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated March 24, 2020.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.